Exhibit 99.1

Brera Holdings PLC Announces Third Closing in Majority Acquisition of SS Juve Stabia;

Ownership of The Second Team of Naples Increases to 38.46% of the Iconic Serie B Club

The Juve Stabia team achieved a decisive 3-1 win over rivals Bari on Sunday, February 9 and currently sits in sixth place in the Serie B standings

Dublin, Ireland, and Milan, Italy – February 12, 2025 – Brera Holdings PLC (“Brera Holdings” or the “Company”) (Nasdaq: BREA), an Ireland-based, Nasdaq-listed, international holding company focused on expanding its global portfolio of men’s and women’s sports clubs through a multi-club ownership (“MCO”) approach, today announced the third closing in its multi-step transaction to acquire a majority stake in S.S. Juve Stabia srl (“Juve Stabia” or the “Club”).

Following this closing, Brera Holdings now holds a 38.46% equity ownership interest in Juve Stabia, “The Second Team of Naples”, which is currently positioned in a playoff-qualifying sixth place in the Serie B standings. The third closing involved the acquisition of shares from the holding company of Andrea Langella, current President of Juve Stabia, further solidifying Brera’s strategic commitment to the Club and its long-term growth.

“We are pleased to take another significant step forward in our acquisition of Juve Stabia,” said Daniel McClory, Executive Chairman of Brera Holdings. “This investment aligns with our vision of building a competitive and sustainable multi-club portfolio, leveraging synergies across our international network. Juve Stabia’s strong performance in Serie B underscores the potential we see in this historic club, and we remain committed to supporting its continued success.”

The acquisition of Juve Stabia marks another milestone in Brera Holdings’ ambitious expansion strategy. By integrating the Club into its global football ecosystem, Brera Holdings aims to enhance player development, operational efficiencies, and commercial opportunities.

Brera Holdings continues to execute its multi-step acquisition plan. Upon final closing, which has a target date of March 31, 2025, Brera Holdings will own 51.73% of the Club’s issued corporate capital.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is dedicated to expanding its social impact football business by developing a global portfolio of emerging football and sports clubs. Building on the legacy of Brera FC, which it acquired in 2022, the Company aims to create opportunities for tournament prizes, sponsorships, and professional consulting services. Brera FC, recognized as “The Third Team of Milan,” has been crafting an alternative football legacy since its founding in 2000. The club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA. This tournament, which has been referred to as “the Champions League for Amateurs” by BBC Sport, has garnered significant media coverage, including from ESPN.

In its efforts to broaden its reach, Brera expanded into Africa in March 2023 by establishing Brera Tchumene FC in Mozambique, which quickly rose to the First Division after winning its post-season tournament. In April 2023, the Company acquired a 90% stake in the North Macedonian first-division team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC. Additionally, in June 2023, Brera made a strategic investment in Manchester United PLC, realizing a 74% gain. The Company has further diversified its portfolio by acquiring a majority stake in UYBA Volley, an Italian women’s professional volleyball team, in July 2023, assuming control of Bayanzurkh Sporting Ilch FC, a Mongolian National Premier League team, which became Brera Ilch FC, in September 2023, and establishing a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC, in June 2024.

On December 31, 2024, Brera signed of an agreement to acquire majority ownership of SS Juve Stabia srl, an Italian Serie B football club known as “The Second Team of Naples,” which will be conducted in a multi-step process, and marks a significant expansion of the Company’s MCO model. As of February 12, 2025, Brera holds a 38.46% equity ownership interest in Juve Stabia, currently in a playoff-qualifying sixth place position in the Serie B standings. With a strategic emphasis on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings has established itself as a forward-thinking leader in the global sports industry. For more information, visit www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

Company Contact Information:

Dan McClory, Executive Chairman, Brera Holdings PLC
Email: dan@breraholdings.com